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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                                LIGHTBRIDGE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   532226 10 7
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                                 (CUSIP Number)

                          PAMELA D.A. REEVE, PRESIDENT
                          CORSAIR COMMUNICATIONS, INC.
                              3408 HILLVIEW AVENUE
                               PALO ALTO, CA 94304
                                 (650) 842-3200
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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                                  SCHEDULE 13D

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CUSIP No. 532226 10 7                                    Page 2 of 4 Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CORSAIR COMMUNICATIONS, INC.

             IRS EMPLOYER IDENTIFICATION NO.:   77-0390406
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     (b)
             NOT APPLICABLE

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS
             NOT APPLICABLE

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
             NOT APPLICABLE

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

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    number of shares          7      SOLE VOTING POWER                     0
      beneficially
     owned by each
    reporting person

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                              8      SHARED VOTING POWER                   0

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                              9      SOLE DISPOSITIVE POWER                0

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                             10      SHARED DISPOSITIVE POWE               0

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0

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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [  ]
             NOT APPLICABLE

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            0%

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    14       TYPE OF REPORTING PERSON*
                               CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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CUSIP No. 532226 10 7                                    Page 3 of 4 Pages
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         This statement constitutes Amendment No. 1 to the statement on Schedule
13D regarding Lightbridge, Inc. (the "Issuer") filed on October 26, 2000 by and on behalf of Corsair Communications, Inc. ("Corsair"). Only those items amended are reported herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Irrevocable Proxies granted to Corsair by certain stockholders of the Issuer terminated on February 7, 2001 and accordingly Corsair currently has no beneficial ownership of common stock of the Issuer.

         (b) Since February 7, 2001, Corsair has had no power to vote common stock of the Issuer. Corsair never had, nor does it currently have, the right to dispose of any shares of the Issuer.

         (c)  Not applicable.

         (d) The following Stockholders own 5% or greater of the common stock of the Issuer: Torrence Harder, Pamela D.A. Reeve.

         (e)  Not applicable





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CUSIP No. 532226 10 7                                    Page 4 of 4 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

February 28, 2001

                                           CORSAIR COMMUNICATIONS, INC.


                                           /s/ Pamela D.A. Reeve
                                           ----------------------------
                                           Pamela D.A. Reeve
                                           President














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